SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: June 16, 2015

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

ZTE SELECTS EZCHIP’S NPS-400 FOR CARRIER ROUTERS

Yokneam, Israel, June 16, 2015 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that ZTE Corporation has selected EZchip’s NPS-400 network processor for its next-generation carrier router line cards. ZTE is a leading global provider of telecommunications equipment and network solutions and is a current customer for EZchip’s NP-3, NP-4 and NP-5 network processors.

The ZTE routers that will utilize the NPS-400 will benefit from its high throughput, advanced functions and greater flexibility. The NPS-400 will allow ZTE to offer customers higher port densities at lower power, as well as the ability to deliver new high-value services and features, with time to market advantages. ZTE has achieved success with, and continues to ship, multiple products based on EZchip’s network processors.  The NPS-400 will build upon the success ZTE attained with the NP product family.

"ZTE has delivered customers up-to-date 400G/card and up to 72 100GE/chassis in its 15K routing platform.  This platform was designed to be able to fluently evolve to 4T/card.  With this platform, ZTE has helped partners start a new era of 100GE based network.  NPS-400 is now selected to support 1T/card and abundant flexible services, which will double the performance of 15K platform and meet future larger broadband requirements," said Mr Xu Ming, VP of ZTE.

"We are honored with the continued trust and support by ZTE," said Rob O’Hara, EZchip’s Vice President of Sales. "The continued cooperation with ZTE that started with our NP-1 network processor and has expanded to the NP-2, NP-3, NP-4 and NP-5 demonstrates EZchip’s commitment to continued delivery of market leading network processors. With the adaption of NPS-400 we are looking forward to continued growth of our business at ZTE in the coming years."

The NPS is architected to address the next generation of smart high-performance carrier and data-center networks. It provides great packet processing simplicity and flexibility through C-based programming, a standard toolset, support of the Linux® operating system, large code space, and a run-to-completion or pipeline programming style. A comprehensive library provides source code for a variety of applications to speed customer’s design cycle. The NPS features programmable CPU cores that are highly optimized for packet processing and leverage EZchip’s vast packet processing and applications experience, a market-proven traffic manager, hardware accelerators for security and DPI (Deep Packet Inspection) tailored for efficiency and performance, on-chip search engines including TCAM with scaling through algorithmic extension to external low-cost low-power DRAM memory and a multitude of network interfaces providing an aggregated bandwidth of 800-Gigabits per second including 10-, 40- and 100-Gigabit Ethernet, Interlaken and PCI Express interfaces.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

About ZTE

ZTE is a provider of advanced telecommunications systems, mobile devices, and enterprise technology solutions to consumers, carriers, companies and public sector customers.  As part of ZTE’s M-ICT strategy, the company is committed to provide customers with integrated end-to-end innovations to deliver excellence and value as the telecommunications and information technology sectors converge.  Listed in the stock exchanges of Hong Kong and Shenzhen (H share stock code: 0763.HK / A share stock code: 000063.SZ), ZTE’s products and services are sold to over 500 operators in more than 160 countries.  ZTE commits 10 per cent of its annual revenue to research and development and has leadership roles in international standard-setting organizations.  ZTE is committed to corporate social responsibility and is a member of the UN Global Compact. For more information, please visit  http://www.zte.com.cn.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.